Exhibit 99.1

May 25, 2023	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

NASDAQ Exchange

Subject: AURORA CANNABIS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	June 19, 2023
Record Date for Voting (if applicable) :	June 19, 2023
Beneficial Ownership Determination Date :	June 19, 2023
Meeting Date :	August 14, 2023
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	05156X884	CA05156X8843

Sincerely,

Computershare

Agent for AURORA CANNABIS INC.